Exhibit 3.2

CERTIFICATE OF DESIGNATIONS, PREFERENCES

AND RIGHTS OF SERIES A PREFERRED STOCK

OF

REXIT INC.

REXIT INC., a corporation organized and existing under the State of Maryland (the “Corporation”), DOES HEREBY CERTIFY THAT:

A.           Pursuant to authority conferred upon the Board of Directors of the Corporation (the “Board”) by Article SIXTH of the Articles of Incorporation of the Corporation (the “Articles of Incorporation”), the Board adopted and approved the following resolution providing for the designations, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions of the Series A Preferred Stock.

B.           The Articles of Incorporation provides for two classes of shares,  common stock, $.0001 par value per share (the “Common Stock”), and preferred stock, $.0001 par value per share (the “Preferred Stock”).

C.           The Board is authorized by the Articles of Incorporation to provide for the issuance of the shares of Preferred Stock in series and, by filing a certificate pursuant to the applicable law of the State of Maryland, to establish from time to time the number of shares to be included in such series and to fix the designations, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof.

NOW, THEREFORE, BE IT RESOLVED, that the Board deems it advisable to, and hereby does, designate a Series A Preferred Stock and fixes and determines the rights, preferences, qualifications, limitations and restrictions relating to such Preferred Stock as follows:

1. Designation and Amount. The shares of such series of Preferred Stock shall be designated Series A Preferred Stock (the “Series A Preferred Stock”). The number of shares constituting Series A Preferred Stock shall be five hundred thousand (500,000). No other shares of preferred stock shall be designated as Series A Preferred Stock

2. Dividends. The holders of the Series A shall be entitled to receive the dividends when and as declared by the Board.

3.           Liquidation Preference.

(a)           In the event of any Liquidation Event (as defined below), no distribution shall be made to holders of shares of capital stock of the Corporation ranking junior to the Series A Preferred Stock, unless, prior thereto, the holders of shares of Series A Preferred Stock shall have received an amount per share equal to $1.00 (the “Liquidation Amount”) per share plus any accrued or declared and unpaid dividends owed to holders of shares of the Series A Preferred Stock.

(b) The holders of the Series A Preferred Stock shall be entitled to receive on a pari passu basis with any other series of stock in parity with the Series A Preferred Stock distributions out of the assets legally available for such distributions.  In the event the assets of the Corporation are insufficient to pay the amounts owed to holders of Series A Preferred Stock and any other parity stock upon a Liquidation Event, all available assets shall be paid ratably to the holders of Series A Preferred Stock and any parity stock, on a pari passu basis in accordance with their respective liquidation preferences, and the holders of Common Stock and any other junior stock shall receive nothing.

(c)           A “Liquidation Event” shall be defined as any of the following events:

(i) a merger, consolidation or other business combination in which the Corporation is not the surviving entity in such transaction;

(ii) an acquisition of any voting securities of the Company by any entity or person, immediately after which such entity or person has beneficial ownership of fifty-one percent (51%) or more of the then outstanding shares or the combined voting power of the Corporation’s then outstanding voting securities;

(iii) the individual who, as of the effective date of this Certificate of Designation, is a member of the Board (the "Incumbent Board"), ceases for any reason to constitute at least two-thirds of the members of the Board; provided, however, that if the election, or nomination of any new director was approved by a vote of at least two-thirds of the Incumbent Board, such new director shall, for purposes of this section, be considered as a member of the Incumbent Board; or

(iv) the sale or other disposition of all or substantially all of the assets of the Company.

4.           Voting Rights.

(a)           Except as otherwise provided in this Certificate of Designation or in the Certificate of Incorporation of the Corporation, as expressly required by law or as provided herein, a holder of Series A Preferred Stock shall not be entitled to a vote and to notice of any stockholders’ meeting of the Corporation.

(b)           The Corporation shall not effect, or agree to effect, any amendment of this Certificate of Designation without the consent of the holder or holders of at least two-thirds of the shares of Series A Preferred Stock then outstanding, provided, however, that any amendment which benefits the holders of the shares of the Series A Preferred Stock shall only require the consent of the holder or holders of at least fifty percent of the shares of Series A Preferred Stock then outstanding. For example, an amendment which would increase the Liquidation Amount would only require the consent of the holder or holders of at least fifty percent of the shares of Series A Preferred Stock.

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5.            No Impairment.  The Corporation shall not enter into any contract, agreement or other legally enforceable arrangement which shall have the effect of impairing in any material respect the rights, powers or preferences of the holders of the Series A Preferred Stock granted pursuant to this Certificate of Designation, without the consent of the holders of not less than two-thirds of the outstanding shares of Series A Preferred Stock.

6.           Waiver.  The holder or holders of not less than two-thirds of the outstanding shares of Series A Preferred Stock may, at any time upon written notice to the Corporation, or by vote at a meeting called for such purpose, waive compliance by the Corporation with any term or provision herein, provided that any such waiver does not affect any holder of outstanding shares of Series A Preferred Stock in a manner materially different than any other holder, and any such waiver shall be binding upon all holders of Series A Preferred Stock and their respective transferees.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this 30th day of August, 2010.

REXIT INC.

By: /s/ Shmuel Eisenberger
Name:  Shmuel Eisenberger
Title:           President

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